

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

Via E-mail
Thomas O'Connor
President and Chief Executive Officer
Winchester Holding Group
10540 S. Western Avenue
Suite 313
Chicago, IL 60643

> **Re:** **Winchester Holding Group**
> **Registration Statement on Form S-11**
> **Filed May 7, 2012**
> **File No. 333-181216**

Dear Mr. O'Connor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review

2. Please provide updated financial information and financial statements in accordance with Rule 8-08 of Regulation S-X.

3.	We note that you have identified two properties that you have an interest in purchasing, and it appears that each property seller would be a related party. Please provide Item 3-14 of Regulation S-X financial statements for each of these two properties.

Registration Statement Cover Page

4.	Please revise to provide your phone number on the cover page.

Summary Information, page 5

Business, page 5

5.	We note your disclosure that you intend to invest in real estate in the greater Chicago metropolitan area. However, on pages 11 and 13, you reference purchasing properties in Greece, Romania, Bulgaria, and the USA. Please advise or revise as appropriate. To the extent you intend to invest in properties in other countries, please add disclosure regarding the regulations that would apply to such purchases, and add risk factor disclosure as appropriate.

6.	We note your disclosure that you intend to finance the two properties described on pages 5 and 6 and other properties identified in the future by assuming the existing mortgages on those properties. We note that you have experienced net losses, you are not seeking to raise any additional funds in this registration statement, and that your officer will not provide funding for acquisitions under the Funding Agreement. Please revise your disclosure to clarify how you intend to make payments on such mortgages and to describe why you believe the banks will permit you to assume such mortgages.

7.	It appears that the address for the property listed on page 5 may be incorrect. Please advise or revise as appropriate.

8.	Please disclose how the company associated with the property on page 5 is affiliated with you.

9.	Please disclose the amount Mr. O'Connor has provided you to date under the Funding Agreement.

Risk Factors, page 11

10.	Please add risk factors to address conflicts of interest associated with management being able to revise the funding agreement, establish his compensation, and establish the management company's compensation, and address the conflicts associated with purchasing properties from management or its affiliates.

11.   Please add a risk factor to address the risk associated with obtaining properties based on assuming an existing mortgage. For example, please disclose that the mortgage may exceed the current value of the property.

12.   We note your disclosure on page 22 that you intend to raise additional funds from an equity financing. Please add a risk factor that discusses the dilution current shareholders will experience from any such equity financing.

There is substantial doubt about our ability to continue as a going concern …, page 11

13.   Please disclose in this risk factor the amount of your accumulated deficit to date.

If we acquire all or a substantial portion of our properties …, page 12

14.   Please clarify that you do not currently own or operate any properties.

Selling Shareholders, page 19

15.   It appears that several of the selling shareholders are relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. See SEC Release 33-4819. Also, in some situations, other relatives may share beneficial ownership. For each selling shareholder, please revise the table to reflect securities held in the name of a spouse, minor child, or other applicable relatives, as being beneficially owned by that selling shareholder.

16.   Please tell us if any of the selling shareholders are affiliated with you or your sole officer and director, and revise your disclosure to describe any such affiliation.

Part II, page 42

17.   We note that you filed a Form D in October 2011. Please advise whether you relied on Rule 506 for the sale of your securities. If so, please revise your disclosure to state you relied on this exemption and describe the facts relied on for the exemption.

18.   We note your reference to Regulation S. It does not appear that you would be able to rely on this regulation. Please advise or revise as appropriate.

Exhibit 5.1

19.   We note that counsel has issued an opinion based on Delaware law. We note that you are a Nevada corporation. Please have counsel provide a legal opinion based on Nevada law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

/s/ Sonia G. Barros

Sonia G. Barros
Special Counsel

cc: Michael Williams, Esq. (*via e-mail*)